UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

AMBIT BIOSCIENCES CORPORATION

(Name of Subject Company)

CHARGE ACQUISITION CORP.

a wholly-owned subsidiary of

DAIICHI SANKYO COMPANY, LIMITED

(Names of Filing Persons — Offeror)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

02318X100

(CUSIP Number of Class of Securities)

Seth Flaum

Daiichi Sankyo, Inc.

2 Hilton Ct.

Parsippany, NJ 07054-4410

Telephone: (973) 944-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with copy to:

Patrick Naughton

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017-3954

Telephone: (212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable	Not Applicable

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

On September 28, 2014, Ambit Biosciences Corporation (“Ambit”) and Daiichi Sankyo Company, Limited (“Daiichi Sankyo”) issued a joint press release announcing the execution of an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, Charge Acquisition Corp., a wholly-owned subsidiary of Daiichi Sankyo (“Purchaser”), will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of Ambit common stock for (a) $15.00 per share in cash, plus (b) one non-transferrable contingent value right for each share of Ambit common stock, which represents the contractual right to receive up to $4.50 per share upon the achievement of certain commercialization-related milestones. If successful, the Offer will be followed by a merger of Purchaser with and into Ambit (the “Merger”).

This Schedule TO filing consists of the following document relating to the proposed Offer and Merger: (i) Q&A for Daiichi Sankyo employees, dated September 29, 2014.

Ambit Biosciences Tender Offer

FINAL Q&A: September 29, 2014

DS=Daiichi Sankyo

AB=Ambit Biosciences

ACQUISITION

1. Approximately how much will the purchase of AB cost?

Daiichi Sankyo will acquire all of the outstanding common stock of Ambit Biosciences for $15 per share in cash through a tender offer followed by a merger with a subsidiary of Daiichi Sankyo, or approximately $315 million on a fully diluted basis.

In addition to the upfront cash payment, each Ambit Biosciences stockholder will receive one Contingent Value Right (CVR), entitling the holder to receive an additional cash payment of up to $4.50 for each share they own if certain commercialization related milestones are achieved. The total transaction is valued at up to $410 million on a fully diluted basis.

2. What are the commercialization related milestones attached to the CVR?	These milestones are linked to the FDA approval and commercialization of quizartinib for specific indications in the US.

3. How is DS funding this acquisition? How will the expenses for this acquisition be written off (R&D expenditure or other)?	Currently available funds will be used for this acquisition.

4. What is the deadline by which you set for acquisition of more than 50 percent of the stock? When do you expect to complete the acquisition?	Closing of the tender offer and merger is subject to certain conditions, including the tender of more than 50 percent of all shares of AB. Completion of the transaction is also subject to clearance under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act and customary closing conditions. The acquisition is expected to conclude promptly after receipt of HSR clearance and the close of the tender period. We expect to close the deal by the end of CY2014.

5. What will happen if you fail to acquire more than 50 percent of the stock by the deadline?	Our offer is attractive and represents a significant premium on the current stock price. If the outstanding shares are not acquired by the deadline, there will be an opportunity to extend this process.

6. Do you plan to keep AB as a stand-alone company like Plexxikon?

Until the transaction closes, AB continues as a separate and independent stand-alone, publicly-traded company.

When the deal closes we expect AB to be integrated into the DS Group.

Daiichi Sankyo’s initial focus is on ensuring that the AB team has the resources and support they need to execute the phase 3 trial for quizartinib to ensure this program continues in the interest of patients’ needs. We expect that the San Diego site will remain operational and focused on achieving these goals until the work is successfully transitioned to Daiichi Sankyo.

7. Will the San Diego site close?	Daiichi Sankyo’s initial focus is on ensuring that the AB team has the resources and support they need to execute the phase 3 trial for quizartinib to ensure this program continues in the interest of patients’ needs. We expect that the San Diego site will remain operational and focused on achieving these goals until the work is successfully transitioned to Daiichi Sankyo’s people and facilities.

8. Who are the contracting parties as to this issue, and what is the position of DS?	DS, Co. Ltd. is the acquirer. AB is the Seller.

9. What is the date of the contract?	September 28, 2014

R&D Q&A

10. What will happen to AB employees? Are you laying people off?

Daiichi Sankyo’s initial focus is on ensuring that the AB team has the resources and support they need to execute the phase 3 trial for quizartinib to ensure this program continues in the interest of patients’ needs. We expect that the San Diego site will remain operational and focused on achieving these goals until the work is successfully transitioned to Daiichi Sankyo.

We expect there will likely be layoffs among AB employees due to this transaction. We understand that this creates uncertainty and is unsettling, and we will work together to notify any employees that may be affected as soon as is practicable. Reassignment of AB employees to a DS Group company will be evaluated on case-by-case basis.

We are especially excited about quizartinib and need to learn more about the other compounds in the AB pipeline.

11. Once the deal closes, how will R&D decisions about AB molecules be made?	Once the deal closes, all investment decisions for development programs, including those currently in the AB portfolio, will be governed by the DS GEMRAD process.

12. What key therapies are in AB pipeline and at what phases are they?

The lead AB drug candidate, quizartinib, is currently in phase 3 clinical trials in the US and EU among patients with acute myeloid leukemia (AML), who express a genetic mutation in FLT3 and who are refractory to or relapsed after first-line treatment with or without hematopoietic stem cell transplantation (HSCT) consolidation. Patients with FLT3 mutation tend to have a poorer prognosis than those whose cancers are FLT3 negative.

Other compounds are in various stages of pre-clinical and proof-of-concept study and we look forward to learning more about these early stage opportunities.

Important Additional Information

This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Ambit Biosciences common stock. The tender offer described herein has not yet been commenced. On the commencement date of the tender offer, an offer to purchase, a letter of transmittal and related documents will be filed with the Securities and Exchange Commission (SEC). The solicitation of offers to buy shares of Ambit Biosciences common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. Investors and Ambit

Biosciences securityholders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement that will be filed by Ambit Biosciences regarding the tender offer when they become available as they will contain important information. Investors and securityholders may obtain free copies of these statements (when available) and other documents filed with respect to the tender offer at the SEC’s website at www.sec.gov. In addition, copies of the tender offer statement and related materials (when available) may be obtained for free by directing such requests to the information agent for the tender offer or by directing such requests to the Daiichi Sankyo Group investor relations at the e-mail address below. The solicitation/recommendation statement and related documents (when available) may be obtained by directing such requests to Ambit Biosciences investor relations at the phone number or e-mail address below.

Daiichi Sankyo

Tokyo Media and Investor Relations:

Yasuki Minobe

Daiichi Sankyo Co., Ltd.

minobe.yasuki.eg@daiichisankyo.co.jp

Ambit Biosciences

Marcy Graham

Executive Director, Investor Relations & Corporate Communications

Ambit Biosciences Corporation

mgraham@ambitbio.com

858-334-2125